

07007568

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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OMB Number:	3235-0123
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 66860

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/06 AND ENDING 03/31/07

MM/DD/YYY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Liberty Global Capital Services, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESSS OF PRINCIPLE PLACE OF BUSINESS: (Do not use P.O. Box No.)

100 Liberty Square

(No. and Street)

Boston	MA	02109
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Kevin Johnson 617-451-9595

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Larry D. Liberfarb, P.C.

(Name – if individual, state first, last, middle name)

11 Vanderbilt Avenue	Norwood	MA	02062
(Address)	(City)	(State)	(Zip Code)

PROCESSED
JUN 13 2007
THOMSON FINANCIAL



CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its properties

FOR OFFICAL USE ONLY

**Claims for exemption from the requirements that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17-a-8(e)(2)*

SEC 1410 (05-01) **Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB number.**

OATH OR AFFIRMATION

I, Kevin Johnson ,swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Liberty Global Capital Services, LLC , as of March 31 , 20 07 , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principle officer or director has any proprietary interest in any account classified soley as that of A customer, except as follows:

Signature

Member

Title

Notary Public


MONICA DERDERIAN
Notary Public
COMMONWEALTH OF MASSACHUSETTS
My Commission Expires
March 1, 2013

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control requirements Under Rule 15c2-3.
- ☒ (j) A Reconciliation. Including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

LIBERTY GLOBAL CAPITAL SERVICES, LLC

FINANCIAL STATEMENTS

MARCH 31, 2007

LARRY D. LIBERFARB, P.C.
CERTIFIED PUBLIC ACCOUNTANTS
AND FINANCIAL ADVISORS

11 Vanderbilt Avenue, Suite 220, Norwood, Massachusetts 02062
Tel. (781) 255-8800 Fax (781) 255-9217
E-Mail: Info@Liberfarb.com

Independent Auditor's Report

To the Members of
Liberty Global Capital Services, LLC

We have audited the accompanying statement of financial condition of Liberty Global Capital Services, LLC (the Company) as of March 31, 2007, and the related statements of income, changes in members' equity, and cash flows for the fifteen months then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Liberty Global Capital Services, LLC as of March 31, 2007, and the results of their operations and their cash flows for the fifteen months then ended in conformity with accounting principles, generally accepted in the United States of America.



Norwood, Massachusetts
April 30, 2007

LIBERTY GLOBAL CAPITAL SERVICES, LLC

STATEMENT OF FINANCIAL CONDITION

MARCH 31, 2007

ASSETS

Cash	$	79,260
Receivable from customers		12,666
Other assets		1,529
	$	93,455

LIABILITIES AND MEMBERS' EQUITY

Liabilities:		
Accounts payable, accrued expenses, and other liabilities	$	47,651
Members' Equity:		
Members' capital		45,804
Total Liabilities and Members' Equity	$	93,455

The accompanying notes are an integral part of these financial statements.

LIBERTY GLOBAL CAPITAL SERVICES, LLC

STATEMENT OF INCOME

FOR THE FIFTEEN MONTHS ENDED MARCH 31, 2007

Revenues:	
Private placement fees	$ 569,500
Reimbursed expenses	142,343
	711,843
Expenses:	
Employee compensation and benefits	307,673
Communications and data processing	20,203
Occupancy	27,750
Other expenses	306,830
	662,456
Net income	$ 49,387

The accompanying notes are an integral part of these financial statements.

LIBERTY GLOBAL CAPITAL SERVICES, LLC

STATEMENT OF CHANGES IN MEMBERS' EQUITY

FOR THE FIFTEEN MONTHS ENDED MARCH 31, 2007

Balance at January 1, 2006	$ 36,417
Net income	49,387
Members withdrawals	(40,000)
Balance at March 31, 2007	$ 45,804

The accompanying notes are an integral part of these financial statements.

LIBERTY GLOBAL CAPITAL SERVICES, LLC

STATEMENT OF CASH FLOWS

FOR THE FIFTEEN MONTHS ENDED MARCH 31, 2007

Cash flows from operating activities:	
Net income	$ 49,387
Adjustments to reconcile net income to net cash flow from operating activities:	
Depreciation	5,698
(Increase) Decrease in operating assets	
Decrease in Receivable from customers	15,923
Increase in Other assets	(1,529)
Increase (Decrease) in operating liabilities:	
Increase in accounts payable and accrued expenses	35,723
Net cash from operating activities	105,202
Cash flows from investing activities:	
Purchase of furniture and equipment	(5,698)
Cash flows from financing activities:	
Distributions to members	(40,000)
Increase in cash	59,504
Cash at beginning of the period	19,756
Cash at end of the period	$ 79,260

Supplemental disclosures of cash flow information:	
Cash paid during the year for:	
Interest	$ 0
Income taxes	$ 0

Disclosure of accounting policy:

For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

The accompanying notes are an integral part of these financial statements.

LIBERTY GLOBAL CAPITAL SERVICES, LLC

NOTES TO FINANCIAL STATEMENTS

MARCH 31, 2007

NOTE 1- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations:

The Company was organized in the State of Delaware on April 6, 2004 as a limited liability company. The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC), and is a member of the National Association of Securities Dealers (NASD). The Company provides private placement services for its clients.

Revenue Recognition:

The Company typically enters into contracts with clients for private placement services. Private placement fees are due and payable when the issuer receives the first draw down of capital from investors.

Receivables from customers:

The Company has not provided an allowance for doubtful accounts because management believes all amounts are collectible.

Income Taxes:

The Company does not record a provision for income taxes because the partners report their share of the Partnership's income or loss on their income tax returns. The financial statements reflect the Partnership's transactions without adjustment, if any, required for income tax purposes.

Advertising

The Company's policy is to expense advertising costs as the costs are incurred.

Use of Estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates.

NOTE 2 – NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital, and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn if the resulting net capital ratio would exceed 10 to 1). At March 31, 2007, the Company had net capital of $31,609, which was $26,609 in excess of its required net capital of $5,000. The Company's net capital ratio was 1.51 to 1.

NOTE 3 – RELATED PARTY TRANSACTIONS

The members of The Company also own Liberty Global Advisors, LLC (LGA). The two entities have established an expense sharing arrangement for the allocation of common expenses. At March 31, 2007 The Company is owed $ 1,529 from this entity.

Since these entities are under common control, operating results or financial position of the Company could differ significantly from those that would have been obtained if the entities were autonomous.

NOTE 4 – OPERATING LEASES

The Company conducts its operations from a facility that is currently leased as a tenant at will. Rent expense is $2,500 per month. During the period ending March 31, 2007 The Company allocated $8,500 of rent expense to LGA. Rent expense (net of allocated amounts) was $ 27,750.

NOTE 5 – CLIENT EXPENSES

Clients reimburse The Company for certain expenses incurred on their behalf.

LIBERTY GLOBAL CAPITAL SERVICES, LLC

SUPPLEMENTARY SCHEDULES

MARCH 31, 2007

LARRY D. LIBERFARB, P.C.
CERTIFIED PUBLIC ACCOUNTANTS
AND FINANCIAL ADVISORS

11 Vanderbilt Avenue, Suite 220, Norwood, Massachusetts 02062
Tel. (781) 255-8800 Fax (781) 255-9217
E-Mail: Info@Liberfarb.com

**Independent Auditor's Report on
Supplementary Information Required by Rule 17a-5 of the
Securities and Exchange Commission**

To the Members of
Liberty Global Capital Services, LLC

We have audited the accompanying financial statements of Liberty Global Capital Services, LLC as of and for the fifteen months ended March 31, 2007, and have issued our report thereon dated April 30, 2007. Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



Norwood, Massachusetts
April 30, 2007

SCHEDULE I

LIBERTY GLOBAL CAPITAL SERVICES, LLC

COMPUTATION OF AGGREGATE INDEBTEDNESS AND NET CAPITAL PURSUANT TO RULE 15c3-1

MARCH 31, 2007

AGGREGATE INDEBTEDNESS:		
Accounts payable and accrued expenses	$ 47,651	
NET CAPITAL:		
Members' capital		$ 45,804
ADJUSTMENTS TO NET CAPITAL		
Receivable from customers		(12,666)
Other assets		(1,529)
NET CAPITAL AS DEFINED		31,609
NET CAPITAL REQUIREMENT:		5,000
NET CAPITAL IN EXCESS OF REQUIREMENT:		$ 26,609
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL		1.51%

Reconciliation with Company's computation of net capital:

Net capital as reported in the Company's Part IIA (unaudited), Focus Report	$ 28,109
Net audit adjustments	3,500
Increase in non-allowables and haircuts	-
Net capital per above	$ 31,609

SCHEDULE II

LIBERTY GLOBAL CAPITAL SERVICES, LLC

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS FOR BROKER/DEALERS UNDER RULE 15c3-3 OF THE SECURITIES EXCHANGE ACT OF 1934

MARCH 31, 2007

Liberty Global Capital Services, LLC is exempt from the reserve requirements of Rule 15c3-3 as its transactions are limited, such that they do not handle customer funds or securities, accordingly, the computation for determination of reserve requirements pursuant to Rule 15c3-3 and information relating to the possession or control requirement pursuant to Rule 15c3-3 are not applicable.

LARRY D. LIBERFARB, P.C.
CERTIFIED PUBLIC ACCOUNTANTS
AND FINANCIAL ADVISORS

11 Vanderbilt Avenue, Suite 220, Norwood, Massachusetts 02062
Tel. (781) 255-8800 Fax (781) 255-9217
E-Mail: Info@Liberfarb.com

Independent Auditor's Report on Internal Control Required by Rule 17a-5

To the Members of
Liberty Global Capital Services, LLC

In planning and performing our audit of the financial statements of Liberty Global Capital Services, LLC (the Company), for the fifteen months ended March 31, 2007, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g). Because the Company does not carry security accounts for customers or perform custodial functions relating to customers securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and the reserve required by rule 15c3-3(e).

2. Making quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

4. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by rule 15c3-3

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance

that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate. Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which design or operation of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weakness as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe the Company's practices and procedures were adequate at March 31, 2007, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, The National Association of Securities Dealers, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.



Larry D. Liberfarb, P.C.
Norwood, Massachusetts
April 30, 2007

END